Exhibit 99.1

March 4, 2019

Mr. Frederick J. Witsell
PetroShare Corp.
7200 S. Alton Way, Suite B220
Centennial, CO 80111

Re:
Evaluation Summary – SEC Pricing

PetroShare Corp. Interests
Various Counties, Colorado
Proved Reserves
As of January 1, 2019

Dear Mr. Witsell:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the captioned interests. This report has been prepared for use in filings with the Securities and Exchange Commission by PetroShare Corp. (“PetroShare”). We completed this report on March 4, 2019. It is our understanding that the proved reserves estimates in this report constitute 100 percent of all proved reserves owned by PetroShare and its subsidiaries.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved	Proved
		Developed	Developed	Proved
		Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate	- Mbbl	1,188.0	0.0	2,005.2	3,193.1
Gas	- MMcf	6,300.1	0.0	11,232.6	17,532.7
NGL	- Mbbl	672.7	0.0	536.8	1,209.6
Revenue
Oil/Condensate	$- M	71,077.2	0.0	118,052.5	189,129.8
Gas	$- M	15,747.6	0.0	48,045.9	63,793.5
NGL	$- M	15,935.8	0.0	13,434.7	29,370.6
Severance and
Ad Valorem Taxes	$- M	10,906.2	0.0	17,953.3	28,859.5
Operating Expenses	$- M	25,932.1	0.0	26,640.6	52,572.6
Investments	$- M	0.0	0.0	53,980.8	53,980.8
Operating Income (BFIT)	$- M	65,922.4	0.0	80,958.5	146,880.9
Discounted at 10.0%	$- M	52,502.2	0.0	44,296.1	96,798.3

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Annual average hydrocarbon prices for past 12 months were utilized for the evaluation. The averages were calculated using the first-day-of-the-month prices for each month. The resulting hydrocarbon pricing of $3.100 per MMBtu of gas and $65.56 per barrel of oil/condensate was applied without escalation. Adjustments to these prices for basis differentials, hydrocarbon quality, and transportation/processing/gathering fees were supplied by PetroShare and reviewed by Cawley, Gillespie & Associates, Inc. Deductions were applied to the net gas volumes for fuel and shrinkage. The adjusted volume-weighted average product prices over the life of the properties are $59.23 per barrel of oil, $24.28 per barrel of NGL, and $3.64 per Mcf of gas.

Operating expenses and capital costs were supplied by PetroShare and reviewed for reasonableness. Severance and ad valorem rates were specified by state/county. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The estimates of reserves have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. A combination of methods, including production performance analysis, analogy and volumetric analysis, were employed in estimating the reserves. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by PetroShare. We have used all methods and procedures as we considered necessary under the circumstances to prepare the report. Ownership interests were supplied by PetroShare and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Cawley, Gillespie & Associates, Inc. is independent with respect to PetroShare as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,
CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

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